

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 8, 2008

Mr. Joseph Domino
President and Chief Executive Officer
Entergy Texas, Inc.
350 Pine Street
Beaumont, Texas 77701

     **Re:**    **Entergy Texas, Inc.**
            **Amendment No. 2 to Form 10**
            **Filed August 28, 2008**
            **Forms 10-Q for Fiscal Quarters Ended**
            **March 31, 2008 and June 30, 2008**
            **File No. 0-53134**

Dear Mr. Domino:

     We have completed our review of your Form 10 and related filings and have no further comments at this time.

                            Sincerely,

                            H. Christopher Owings
                            Assistant Director

cc: Paul A. Castanon, Esq.
    *Facsimile (281) 297-5311*